                                                                     EXHIBIT 6.2

        6.2     PHEMTEST PATENTS

        US 4,945,921

UNITED STATES PATENT                                                   4,945,921
OKIMOTO                                                           AUGUST 7, 1990

Body cavity specimen collecting and testing apparatus

                                    ABSTRACT

A self-testing apparatus (21) and method for collecting and testing a specimen from a body cavity, and particularly the vagina. The apparatus (21) includes a collecting instrument (22, 61, 81) formed with a hollow body (27, 62, 88) and a reciprocally mounted plunger (31, 63, 82) inside the body (27, 62, 88) that is spring biased to a retracted position inside the body. Mounted on the end of the plunger (31, 63, 82) is a material (44, 67, 84) capable of absorbing bodily fluids. The self-testing kit (21) further includes an independent testing assembly (23), which is used, after the collecting assembly (22, 61, 81) collects the specimen. The collected specimen can be wiped across a treated paper (51) with the reaction compared to a color chart (52) mounted proximate the treated paper (51).

Inventors: OKIMOTO; PAUL M. (638 Cornell, Albany, CA 94706)

Appl.
No.:      139621
Filed:    DECEMBER 30, 1987

U.S. CLASS:                                                     128/759; 128/771
INTERN'L CLASS:                                                      A61B 010/00
FIELD OF SEARCH:                                             128/749-759 206/569

                                REFERENCES CITED

                              U.S. PATENT DOCUMENTS

2664879                 Jan., 1954             Hardy.
2945491                 Jul., 1960             Gibbs.
3017879                 Jan., 1962             Sapit et al..
3037495                 Jun., 1962             Naz                     128/759.
3037496                 Jun., 1962             Melges.
3117569                 Jan., 1964             Wegner.
3272319                 Sep., 1966             Brewer.
3507269                 Apr., 1970             Berry.
3552929                 Jan., 1971             Fields et al..
3572997                 Mar., 1971             Burk.
3800781                 Apr., 1974             Zalucki                 128/749.
3990850                 Nov., 1976             Friedman et al..
-------                 May., 1977             Gaskell                 128/759.
4157709                 Jun., 1979             Schuster et al.         128/759.
-------

4628941                 Dec., 1986             Kosasky                 128/759.
-------

Primary Examiner: Hindenburg; Max
Attorney, Agent or Firm: Flehr, Hohbach, Test, Albritton & Herbert

                                PARENT CASE TEXT

RELATED APPLICATION

The present application is a continuation-in-part application based upon co-pending application Ser. No. 87,807 filed Aug. 21, 1987, for VAGINAL TESTING APPLICATOR AND METHOD, now U.S. Pat. No. 4,784,158.

                                     CLAIMS

1. In a body cavity specimen collecting apparatus including an elongated hollow body dimensioned for insertion into a body cavity and having an open front end and an open opposite end, plunger means mounted for reciprocation in said body with a first end proximate said open front end and a manually engageable second end extending outwardly of said opposite end, and specimen contacting means mounted proximate said open end and having a portion of said specimen contacting means dimensioned to pass through said open front end, said plunger means being mounted for reciprocation between an advanced position displacing said portion of said specimen contacting means beyond said open front end and a retracted position with said specimen contacting means retracted inside said body inwardly of said open front end, wherein the improvement in said collecting apparatus comprises:

said specimen contacting means being formed of a sponge material which is resilient prior to contact with said bodily fluids and which is suitable for collecting and retaining a sufficient quantity of bodily fluids from said body cavity to enable transfer of a specimen of said bodily fluids to a separate specimen testing means after said collecting apparatus is removed from said body cavity and said contacting means is brought into contact with said bodily fluids, said sponge material resiliently biasing said plunger means to said retracted position to automatically shield said specimen contacting means from contamination by bodily fluids upon release of said manually engageable end during insertion and removal of said collecting apparatus to and from said body cavity.

2. The specimen collecting apparatus as defined in claim 1 wherein,

said specimen contacting means is a material which absorbs said bodily fluids to effect collection and retention of the same.

3. The specimen collecting apparatus as defined in claim 1 wherein,

said sponge is formed with a central portion dimensioned for passage through said open front end for sampling of said bodily fluids and a peripheral portion mounted for compressive loading between an interior surface of said body proximate said open front end and said plunger means when said plunger means is reciprocated to said advanced position.

4. The specimen collecting apparatus as defined in claim 3 wherein,

said central portion is a cylindrical portion, said peripheral portion is an annular portion coaxial with and surrounding said central portion, and said sponge further includes a common base portion connecting said central portion and said peripheral portion.

5. A specimen collecting apparatus as defined in claim 1, and specimen testing means forming a collection and testing kit with said specimen collecting apparatus, said collecting apparatus being manipulatable independently of said specimen testing apparatus and said kit, and said specimen testing means having a test section treated with a compound which is reactive to contact with bodily fluids.

6. A specimen collecting apparatus as defined in claim 5 wherein,

said specimen testing means further includes comparison means having visually perceptible indicia mounted immediately proximate said test section for visual comparison of the effect of said bodily fluids on said test section to said comparison means.

                                   DESCRIPTION

TECHNICAL FIELD

The present invention relates, in general, to an apparatus and method for collecting and testing a fluid specimen taken from a body cavity to determine the condition of such fluid, and more particularly, the invention relates to a self-testing apparatus and method for determining the acidity level of the human vagina.

BACKGROUND ART

Typically, the vagina of a healthy human female has a pH of less than 4.5. It is well known that an elevated pH occurs among women with a variety of bacterial infections. Determining the pH level of the vagina is usually done by a doctor or clinician in a doctor's office because false readings are easily obtained if the procedure is not carried out properly, e.g., if the pH paper used comes in contact with outer vaginal secretions, cervical secretions or urine. Such contact can yield false pH readings in the high range, possibly provoking an unnecessary visit to a doctor's office, or in the low range, urine contamination which could yield a false negative response and a delay in treatment with potentially serious consequences.

There are few, if any, self-testing devices presently in use as a result of this contamination problem. Accordingly, it would be advantageous to provide a reusable vaginal testing applicator assembly which would minimize the hazard of obtaining false readings through contact with contaminating substances.

The patent literature includes body cavity testing apparatus in which a treated or test paper, such as pH paper, has been employed to determine fertility and/or ovulation. Thus, U.S. Pat. Nos. 2,945,491, 3,017,897, 3,037,496 and 3,117,569
are all examples of applicator or test apparatus which has been used to test for fertility or ovulation. In each of these patents, an instrument is provided for insertion of the test paper into the body cavity, in this case, the vagina, so that the paper can be contacted with bodily fluids to conduct a test of the condition of the fluids in the vagina.

In U.S. Pat. Nos. 2,945,491 and 3,117,569, the testing paper is affixed to the end of the applicator or instrument body and is not capable of being shielded during insertion or removal from the vagina. In U.S. Pat. Nos. 3,017,879 and 3,037,496, the treated papers or testing members can be retracted into the housing of the applicator bodies so as to shield the same during insertion and removal from the vagina. Thus, the test paper tends not to become contaminated by vaginal secretions or urine during the insertion and removal processes.

One problem which has been encountered in connection with such vaginal secretion testing apparatus is that the test paper or treated test material can become overwhelmed by the bodily fluids. This is particularly true when bacterial infections are present. The test paper or material, therefore, can loose its mechanical integrity and/or yield false readings as a result of the excess fluids. Moreover, while trained physicians can develop and perfect their testing techniques was to try to minimize the possibility of contamination, unskilled users when attempting self-testing may not fully retract the test paper during insertion and removal.

U.S. Pat. No. 2,664,879 discloses a similar body testing apparatus in which pH paper can be inserted into a body cavity, such as the vagina, and the test paper compared to a color chart once a specimen has been contacted with the paper. Again, the primary problem with such apparatus is that there is no shielding of the test paper, and the paper can be easily overwhelmed by bodily fluids.

The use of comparison charts or test strips in connection with medical diagnostic apparatus is broadly known in the prior art. Thus, U.S. Pat. Nos. 3,272,319, 3,507,269, 3,552,929, 3,572,997 and 3,990,850 are all examples of biological testing apparatus in which the effect of a test specimen on a test material is compared to a known chart or strip. Such comparison allows a match between the unknown test sample and the known chart colors to enable a diagnosis to be made.

Accordingly, it is an object of the present invention to provide a body cavity specimen collecting and testing apparatus and method which can be easily used by untrained personnel for self-testing of the condition of fluids in a body cavity.

Another object of the present invention is to provide a body cavity specimen collecting and testing apparatus and method which has improved reliability and will not be overwhelmed by an excess of bodily fluids.

Still further an object of the present invention is to provide a vaginal specimen collecting and testing apparatus which is simple and inexpensive to construct and is easy to use.

The body cavity specimen collecting and testing apparatus of the present invention has other objects and features of advantage which will become apparent from or are set forth in more detail in the following description of the best mode of carrying out the invention and the accompanying drawing.

DISCLOSURE OF THE INVENTION

The body cavity specimen collecting and testing apparatus of the present invention includes an elongated hollow body dimensioned for insertion into a body cavity, which hollow body has an open front end and an open opposite end. Mounted for reciprocation in the hollow body is a plunger with a first end proximate the open front end of the body and a manually engageable second end extending outwardly of the opposite end of the body. A specimen contacting member is carried by the first end of the plunger and is dimensioned to pass through the open front end of the body, and the plunger is mounted for reciprocation between an extended position with the specimen contacting member extending beyond the open front end and a retracted position with the specimen contacting member retracted inside the hollow body.

The improvement in the specimen collecting and testing apparatus of the present invention comprises, briefly, the specimen contacting member being formed of a material suitable for collecting a sufficient quantity of bodily fluids from the body cavity to enable transfer of a specimen of such fluids to a separate specimen testing assembly after contact of the specimen contact member with the body fluids and removal of the testing apparatus from the body cavity; and a biasing member resiliently biasing the plunger to a retracted position to automatically shield the specimen contacting member from contamination by bodily fluids during insertion and removal of the apparatus upon release of the manual engageable end of the plunger.

In one embodiment of the invention a resilient sponge material is employed as both the specimen contacting and collecting member and the spring biasing member. In another embodiment, a continuous elastic band is used as a spring biasing member and an absorbent cotton material is used as the specimen contacting member. Finally, a concentrically mounted coil spring is employed as the biasing member around an absorbent cotton collecting member.

The body cavity specimen collecting and testing apparatus of the present invention further includes a specimen testing assembly in which there is a strip of treated test paper or material mounted proximate a color chart. After collecting the specimen, the specimen contacting member can be extended from the hollow body and wiped across the testing strip to contact the testing strip with the fluids to be tested. Thereafter, the testing strip and the color chart can be compared to diagnose the condition of the body cavity.

The method of testing the condition of a fluid in a body cavity of the present invention comprises, briefly, the steps of inserting a shielded fluid absorbing member into the body cavity, contacting the absorbing member with fluids in the cavity, withdrawing the member while shielded, and after withdrawal, contacting the absorbing member with a treated test strip.

BRIEF DESCRIPTION OF THE DRAWING

FIG. 1 is a top plan view of a body cavity specimen collecting and testing kit constructed in accordance with the present invention.

FIG. 2 is an enlarged, side elevation view, in cross section, of a specimen collecting apparatus from the kit of FIG. 1.

FIG. 3 is a side elevation view corresponding to FIG. 2 of a modified form of the specimen collecting apparatus of the present invention.

FIG. 4 is a perspective view of the plunger assembly from the specimen collecting apparatus of FIG. 3.

FIG. 5 is a side elevation view corresponding to FIG. 2 of a further modified form of the specimen collecting apparatus of the present invention.

BEST MODE OF CARRYING OUT THE INVENTION

Apparatus for the testing of the condition of bodily fluids have previously been based upon simply contacting the test material, such as pH paper, with the fluid to be tested. The apparatus of the present invention is used, by contrast, by first collecting a specimen of the bodily fluid in a manner which shields the specimen from contamination and thereafter and outside the body, contacting the fluid specimen with a test material or paper to effect testing.

Referring to FIG. 1, a kit, generally designated 21, is shown in which there is a specimen collecting apparatus, generally designated 22, and a specimen testing means, generally designated 23. Collecting apparatus 22 is removably mounted to a cardboard or plastic mounting base 24, which also carries the testing assembly 23 and which also has a set of directions 26 as to the use of the kit printed on card 24.

In order to prevent contamination of kit 21, card 24 is further preferably enclosed by a water impervious envelope (not shown). Specimen testing apparatus 23 is preferably fixedly secured to card 24, while specimen collecting apparatus 22 can be removably secured to card 24 by a pressure sensitive adhesive or, for example, by vacuum sealing the water impervious envelope to the card. As will also be understood, the specimen collecting apparatus and specimen testing means or assembly 23 can be provided as separate assemblies which are separately packaged or placed in the same package, as a matter of choice and convenience.

In order to prevent overwhelming of the test materials, the apparatus of the present invention preferably includes a specimen collecting apparatus instead of an apparatus to insert or apply the test paper to the fluids in the body cavity. The collecting apparatus of FIG. 2, for example, includes an elongated hollow body 27 having a diameter dimensioned for insertion into a canal or track leading to or comprising a body cavity. Most preferably, the diameter of hollow body 27 is dimensioned for insertion into the vagina of a human. Body 27 has an open front end 28 and an open opposite end 29. Mounted for reciprocation inside the hollow body 27 is plunger means 31 which has a first end 32 positioned proximate open end 28 of the hollow collector body and a second manually engageable end 33 extending outwardly of opposite end 29 of the hollow body. Guided reciprocation of plunger means 31 is advantageously accomplished by providing guide means or blocks 36 and 37 fixedly mounted inside the hollow body. Each of blocks 36 and 37 has a central bore 38 dimensioned for sliding receipt of plunger 31. Additionally, the hollow body preferably has an annular flange 39, or a similarly outwardly protruding structure, which enables manual gripping of the body between two fingers 41 and 42 while the thumb 43 of the user engages second end 33 of the plunger. Additionally, flange 39 extends radially to a sufficient distance to prevent inadvertent insertion of the collection apparatus too far into the vagina of the user.

Mounted proximate open end 28 of body 27 is a specimen contacting means, generally designated 44, which has a central cylindrical portion 46 dimensioned to pass through open front end 28. Plunger 31 cooperates with contacting means 44 so that reciprocation of the plunger to an advanced position from that shown in FIG. 2 displaces central portion 46 of the specimen contacting means beyond the front end 28 of the body to the phantom line position shown in FIG. 2. Moreover, the plunger is also mounted for movement to the retracted position shown in solid lines in FIG. 2 in which the portion 46 of the contacting means is retracted inside body 27.

As thus far described, the components of the apparatus of the present invention are broadly known in the prior art. Thus, hollow bodies with reciprocally mounted plungers and specimen contacting members had been proposed as assemblies for self-testing devices to determine the condition of fluids in body cavities, and particularly in the vagina.

In the improved apparatus of the present invention, however, specimen collecting means 44 is formed of a material suitable for collecting a sufficient quantity of bodily fluids from a cavity to enable transfer of a specimen of the fluids to a separate specimen testing assembly after the collecting means is removed from the body cavity. Moreover, the apparatus of the present invention further includes biasing means resiliently biasing plunger 31 to the retracted position to automatically shield the specimen contacting means from contamination from bodily fluids upon release of manually engageable end 33 of the plunger during insertion and removal of the apparatus from the body cavity.

In the form of the invention shown in FIG. 2, specimen contacting means 44 is formed of a material which absorbs bodily fluids to effect collection and retention of the same. More particularly, specimen collecting means 44 is preferably formed as a resilient sponge, such as, an open cell, polyurethane foam.

Instead of mounting a treated pH paper or other treated material to apparatus 22 for direct contact with fluid specimens in the body cavity, the apparatus of the present invention preferably includes specimen contacting means in the form of a material capable of absorbing the bodily fluids to be tested. Cotton, sponge, paper and other fibers which will absorb or trap sufficient fluids to enable the transfer of a representative specimen are suitable for use with the apparatus of the present invention.

The use of a resilient sponge, however, is particularly advantageous in that the specimen absorbing member 44 has the double function of also providing an automatic retraction or biasing means. Thus, member 44 is preferably formed with an annular slot 45 which defines central cylindrical portion 46 and coaxial surrounding annular peripheral portion 50. Slot 45 does not extend through the full depth of member 44 so that the central and peripheral portions are joined by a common base 55.

Upon displacement of plunger 31 from the solid line retracted position to the phantom line advanced position, first end 32 of the plunger presses into base 55 and displaces cylindrical portion 46 outwardly of end 28 of the collector body. Additionally, base 55 compresses peripheral annular sponge portion 50 between the plunger and interior surface or annular shoulder 60 on the collector body proximate opening 28. The compressed periphery 50 then acts as a spring to urge the central portion 46 back into the collector body 26 when plunger end 33 is released.

The apparatus of FIG. 2 is particularly well suited for self-testing because of the combination of absorption means 44 and spring biasing of the absorption means to the retracted position. If the user simply does not press end 33 of plunger 31, specimen contacting portion 46 of absorption means 44 will be automatically retracted inside body 27. During insertion of the apparatus into the body cavity, therefore, the user can simply use the enlarged end 39 to manipulate the body during insertion until the desired depth has been reached. At that point, the plunger end 33 can be engaged and pressed forward to the phantom line position to cause contact of plunger portion 46 with bodily fluids. After pressing the plunger in, the end 33 can then be released, and absorption portion 46 will automatically retract inside body 27. The user can then withdraw or remove the specimen collecting apparatus 22 by pulling outwardly on flange
39. During both the insertion and removal process, therefore, the collection portion 46 of the apparatus is shielded inside the hollow body from contact with fluids in the vaginal canal prior to reaching the desired test depth. The length of body 27 is selected to position open end 28 for most users in the area of at about one-half the distance between the entry to the vaginal canal and the cervix, taking into account the thickness of the users fingers on flange 39.

If a surplus of body fluids is present in the body cavity, absorption means 44, such as a sponge or cotton, will not be overwhelmed by such excess. The absorption means will simply saturate, but it will not lose its mechanical integrity, nor will any chemicals be present in absorption means 44 which could be overwhelmed by the excess fluids.

Once removed from the body cavity, the user can again press plunger end 33 to extend portion 46 outside open end 28 of the collecting apparatus body. The extended end 46 can then be contacted with specimen testing means 23. More particularly, a treated chemical section or strip 51 can be mounted to card 24, and portion 46 wiped gently across strip 51 to contact strip 51 with a relatively controlled amount of the specimen. Mounted proximate to test strip 51 is comparison means or a color chart 52 for comparison to strip 51. Comparison means 52 includes a plurality of colored areas 53, 54 and 55 representing possible colors which strip 51 may turn or remain as a result of contact with the specimen. Color chart 52 is inert to the body fluids being tested, and is preferably mounted closely proximate strip 51 so that an accurate comparison of the color resulting on strip 51 with predetermined known colors in the chart 52 can be made.

In the preferred form, the apparatus of the present invention is used as a vaginal testing apparatus, and strip 51 is a strip of pH paper. The colors 53, 54 and 55 correspond to various pH levels which allow the user to make a comparison that would enable the user to know whether or not the pH level of her bodily fluids are normal or above or below the levels which would be regarded as healthy and safe.

An alternate form of the specimen collecting apparatus of the present invention is shown in FIGS. 3 and 4. Specimen collector 61 can be seen to have a hollow tubular body 62 inside of which plunger assembly, generally designated 63, is reciprocally mounted. Tubular member 62 has a nose or tip 64 formed with a bore or open end 66 through which specimen collecting or absorbing member 67 can be extended. Plunger assembly 63 has a first end 68 which carries the specimen absorbing material 67 and a second end 69 which extends out through a bore 71 in end cap 72. Cap 72 and nose 64 can be adhesively secured in tubular body 62.

In order to resiliently bias the absorption member 67 to the retracted position shown in solid lines in FIG. 3, collector apparatus 61 further includes an endless elastic band member 73 having a portion 74 looped around plunger 63 in a groove 76 formed in the plunger. An opposite portion 77 of band 73 extends around a slot or groove 78 in end cap 72. The body 65 of plunger assembly 63 is formed with a longitudinally extending groove 75 which extends from groove 76 rearwardly along body 65 to the end 69 in order that the rubber band 73 can pass from groove 76 to end cap 72.

Assembly of the rubber band around the plunger and end cap is accomplished by looping a portion of the band in groove 76, running both sides of the band down groove 75, and inserting the band into bore 71 of the end cap and laterally outwardly in the slots or grooves 78 so as to hook the portion 77 of the rubber band to the end cap. Thereafter end 69 of the plunger is inserted into end cap bore 71. With the plunger assembly and end cap held together by band 73, the entire assembly can then be placed into hollow body 62. Thus, band 73 tends to pull the plunger toward end cap 72 to thereby retract absorption member 67. As shown in FIG. 3, absorption member 67 is a cotton or fibrous member dimensioned to pass through or to be in sliding engagement with bore 66 of nose 64.

The specimen collecting apparatus of FIGS. 3 and 4 is used in a manner analogous to the apparatus of FIGS. 1 and 2. More particularly, the user grasps the collecting apparatus body 62 proximate end cap 72, without depressing end 79 of plunger assembly 63. The collector body is then inserted to the desired depth in the canal leading to the body cavity. Once at the desired depth, end 79 of the plunger is depressed to the phantom line position in FIG. 3, which displaces absorption or contact member 67 to the phantom line position shown in FIG. 3. This produces contact of the absorption media with the bodily fluids in the cavity, and the plunger can then be released. The apparatus is then withdrawn with the collected specimen. Thereafter, plunger end 79 is again engaged and advanced to project the absorption media 67 beyond noses 64, and with the media exposed, it is wiped across a test strip, such as strip 51 in FIG. 1. The resulting reaction of the test strip to the bodily fluids can then be compared to color chart 52 in order to enable a diagnosis to be made.

Another form of specimen collecting apparatus is shown in FIG. 5. The collecting assembly, generally designated 81, includes a plunger assembly, generally designated 82, with a first or front end 83 having specimen absorbing member 84 mounted thereto. Absorbing member 84 is dimensioned to pass through bore 86 in nose member 87 which is mounted on the front end of hollow collecting member body 88. The opposite end of body 88 is provided with manually engageable flanges 89 and a bore 91 out of which extends an end 92 of plunger 82. The body 93 of plunger 82 is cruciform in shape. When the end 94 is depressed, the plunger moves to the phantom line position, and a compressive coil spring 96 bearing upon a shoulder 97 on nose member 87 and a second shoulder 98 on plunger body 82 urges the plunger back to the solid line position of FIG. 5. The spring 96 can be seen to be concentrically mounted with respect to the absorption member 84 and end 83 of the plunger.

Use of the collecting apparatus 81 of FIG. 5 is identical to that described in connection with the apparatus of FIGS. 1 and 2 and FIGS. 3 and 4. It also will be understood that it is intended for such collecting apparatus 81 to be used in association with a testing apparatus such as the test strip 51 and color chart 52.

It is intended that the various collecting apparatus 22, 61 and 81 be formed of relatively inexpensive materials such as plastics (injection molded polystyrene) or even paper so that they can be made disposable. It is contemplated that each of the kits be used only once and then thrown away. Thus, a single test strip 51 is provided and the entire kit is preferably enclosed in an envelope after sterilizing the specimen collecting apparatus. The inherent simple construction of the collecting apparatus allows the entire kit to be priced at a level which will permit the user to conduct the self-testing procedure and thereafter dispose of the entire kit.

In the form of the collecting apparatus of FIG. 2, sponge material 44 is adhesively secured proximate the open end 28 of body 27, and it is preferably formed as an open cell polyurethane foam having a density in the range of about 2 to about 3.5 pounds per cubic feet. The ILD hardness of the foam can be in the range of about 50 to about 100. This foam will provide sufficient resiliency, both when dry and when wet, to provide the necessary retraction mechanism. Additionally, such a foam will absorb sufficient bodily fluids to enable transfer of the same to test paper 51.

Most preferably outer portion 50 is heat sealed at slot 45 to close the pores and enhance sliding of center cylinder 46 with respect to portion 50. Sponge means 44 also can be formed of two independent sponge portions which are mounted together to a common base to enable the center to have maximum absorption and the periphery maximum resiliency and minimum sliding friction.

In the form of the invention shown in FIGS. 3-5, the absorption media is preferably a compressed cellulose acetate cylinder which can be adhesively or mechanically secured to the plunger. Cellulose acetate of the type used for biomedical filter applications is usable in the collecting apparatus of FIGS. 3-5. American Filtrona of Richmond, VA, for example, produces cellulose acetate filters under the trademark TRANSORB, and particularly filter material R-2261, which is suitable for use as the absorptive media of the present invention.

In the preferred form, the kit of the present invention is used to determine the pH of vaginal fluids. Accordingly, strip 51 is a strip of pH paper, and color chart 52 may be a chart in which there are three color areas, namely, area 53 which is red, area 54 which is pink and area 55 which is blue, a color indicating that the pH is over 4.5. Alternatively, a two area color chart can be used with one color (e.g., yellow) indicating healthy pH levels and the other color (e.g., brown) indicating unhealthy levels. The color selection obviously depends upon the pH paper employed as strip 51.

        US 4,784,158

UNITED STATES PATENT                                                   4,784,158

OKIMOTO                                                        NOVEMBER 15, 1988

Vaginal testing applicator and method

                                    ABSTRACT

An applicator assembly and method for self-testing a body cavity to determine the condition therein is disclosed. The assembly includes a reusable, applicator body, formed with a probe having a tip end formed and positioned for movement between a retracted position and an extended position. Removably mounted thereon is a flexible sheath, which carries a sensor proximate the end of the sheath. Upon movement of the probe to the retracted position, the sensor and sheath are drawn into the applicator body to protect the sensor from contamination before testing. The assembly is then inserted into the cavity, the probe is extended for testing and retracted for removal of the assembly from the cavity. To observe the test results, the probe is again extended. The sheath is removable and a new sheath can be mounted over the applicator body for repeated testing. A method of self-testing, using the assembly of the present invention is also provided.

Inventors: OKIMOTO; PAUL M. (638 Cornell, Albany, CA 94706)

Appl. No.: 087807
Filed:     AUGUST 21, 1987

U.S. CLASS:                            128/771; 128/759; 604/16; 604/55; 604/271
INTERN'L CLASS:                                                      A61B 005/00
FIELD OF SEARCH:                                 128/632,636,736,738,759,769,771
                                             604/1,12,15,16,18,54,55,171,181,271

                                REFERENCES CITED

                              U.S. PATENT DOCUMENTS

3037496                 Jun., 1962             Melges                 128/636.
3589356                 Jun., 1971             Silverman               604/54.
3598533                 Aug., 1971             Tomioka et al.         128/636.
4164212                 Aug., 1979             Schuster               128/759.
-------
4324262                 Apr., 1982             Hall                   128/759.
-------
4344439                 Aug., 1982             Jacebellis             128/771.
-------
4496341                 Jan., 1985             Brucks                  604/15.
-------
4586604                 May., 1986             Alter                  128/759.
-------
4619271                 Oct., 1986             Buyer et al.           128/736.
-------

                            FOREIGN PATENT DOCUMENTS

142903                  Jul., 1903             DE                      604/15.

Primary Examiner: Hindenburg; Max

Attorney, Agent or Firm: Flehr, Hohbach, Test, Albritton & Herbert

                                     CLAIMS

1. An applicator assembly for self-testing of a body cavity for the detection of a condition in said cavity including an elongated applicator body dimensioned to be received within said body cavity and having an open front and a length sufficient for positioning of said open front end of said applicator within said cavity beyond the external walls thereof; probe means having a tip end, said probe means being formed and positioned within said applicator body for movement of said tip end between a retracted position within said applicator body and an extended position outward of said open front end of said applicator body;

flexible sheath means having a closed end and removably mounted and extending over said open front end of said applicator body to prevent the entry of contaminates in said front end, wherein the improvement in said applicator assembly comprises said sheath means extending across said tip end and being removably attached to said tip end for movement therewith between said extended position and said retracted position; and

sensor means to detect a condition within said body cavity and carried by said sheath means for movement therewith on an exterior side of said sheath means proximate attachment of said sheath means to said tip end and said sensor means being dimensioned for retraction inside said applicator body through said open front end.

2. The applicator assembly as defined in claim 1 wherein,

said probe means includes spring means formed to bias said tip end in said retracted position, locking means formed for releasable securement of said tip end in said extended position, and said probe means and said sheath means being cooperatively formed for removably mounting of said sheath means to said tip end for adherence of said sheath means to said tip end.

3. The applicator assembly as defined in claim 2 wherein,

said locking means includes a longitudinal projection on said probe means and a mating, slotted opening in said applicator body formed for receipt and passage of said projection beyond said opening upon movement of said tip end to said extended position to enable releasably locking of said probe means upon rotation of said probe means about the longitudinal axis of said applicator.

4. The applicator assembly as defined in claim 1 wherein,

said sensor means is a strip of litmus paper.

5. The applicator assembly as defined in claim 1, wherein,

said probe means includes locking means formed to enable selective locking of said probe means in said extended position.

6. The applicator assembly as defined in claim 1 wherein, said tip end is formed with a head portion and a neck portion at a distal end thereof, and said sheath means is resiliently deformed over said distal end and said neck to attach said sheath means to said tip end.

7. The applicator assembly as defined in claim 6 wherein,

said sheath means is formed to define a pocket dimensioned to mate with and be resiliently deformed over said distal end.

8. A sheath for use with an applicator having a body to enable periodic self-testing of a body cavity for the detection of pathogens or the like comprising:

a tubular member having an internal diameter dimension for sliding engagement over at least a portion of said applicator body and having a closed end, said end being sufficiently flexible to permit said end to be inverted and pulled down inside said tubular member; and

sensor means attached to an exterior side proximate said closed end of said tubular member dimensioned to be positioned inside said tubular member when said tubular member is inverted and formed for detection of a condition in said body cavity.

9. A sheath as defined in claim 8 wherein,

said sensor means is litmus paper.

10. A sheath as defined in claim 8, and

a plurality of sheaths each formed in the same manner as the first named sheath and each being removably secured to a carrier means.

11. A self-testing kit for the measurement of the acidity of the human vagina comprising:

an elonged applicator body having an open front end and dimensioned for insertion into said vagina and having a length sufficient to position said open front end thereof proximate the center one-third of the vagina;

a plurality of sheath means formed for removably mounting over said open front end of said applicator, said sheath means having a closed end thereof dimensioned to extend across said open front end; and

a strip of litmus paper carried by each of said sheath means at said closed end on an exterior side of said sheath means.

12. The kit as defined in claim 11 wherein,

said elongated applicator includes probe means having a tip end and being formed and positioned within said applicator body for movement of said tip end between a retracted position within said applicator body and an extended position outward of said applicator body, said sheath means being formed for releasably attachment to said tip end for movement therewith, and said open front end dimensioned for receipt of said sheath means and said litmus paper inside said applicator body in said retracted position.

13. A method of self-testing of a body cavity for the detection of pathogens or the like including the steps of inserting an applicator assembly including an applicator body, a retractable probe means mounted in said body and sensor means carried by said probe means into said cavity, and extending the retractable probe means beyond the front end of said applicator body to contact the cavity wall with said sensor means, wherein the improvememnt in said method comprises the steps of:

prior to said step of inserting said applicator body into said cavity, inserting said applicator body into a flexible tubular sheath means having a closed end and said sensor means carried by an exterior surface of said sheath means proximate said closed end, said sheath means having a length extending over substantially the entire length of said applicator body, securing said sheath means to an end of said retractable probe means for movement therewith, and retracting said probe means with said sheath means secured thereto until said sensor means is inside said applicator body prior to insertion into said cavity.

                                   DESCRIPTION

BACKGROUND OF THE INVENTION

This invention relates to a method and apparatus for testing a body cavity to determine the condition therein. More particularly, this invention provides a method and apparatus for determining the acidity level of the vagina.

Typically, the vagina of a healthy human female has a pH of less than 4.5. It is well known that an elevated pH occurs among women with a variety of bacterial infections. Determining the pH level of the vagina is usually done by a doctor or clinician in a doctor's office because false readings are easily obtained if the procedure is not carried out properly, e.g., if the pH paper used comes in contact with cervial secretions or urine. Such contact can yield false pH readings in the high range, possible provoking an unnecessary visit to a doctor's office, or in the low range, yielding a false negative response which could result in a delay in treatment with serious consequences.

There are no self-testing devices presently used as a result of this contamination problem. Accordingly, it would be advantageous to provide a reusable vaginal testing applicator assembly which would minimize the hazard of obtaining false readings through contact with contaminating substances.

One prior attempt to provide a vaginal testing applicator including an applicator body having an element retractably mounted therein to which pH paper was mounted. The paper was retracted inside the body of the applicator during insertion and removal from the vagina so that the paper would not be contacted by urine or cervical fluids. When inserted the element would be extended to contact the pH paper with fluids in the center one-third of the vagina so that a pH level could be determined. While operable, this prior art device has the disadvantage that it must be carefully cleaned after each use, making self-use by clinically untrained personnel unreliable and potentially hazardous.

SUMMARY OF THE INVENTION

The assembly of applicant's invention permits self-testing of the vaginal pH level by untrained personnel, and it is reusable, thereby providing an economically advantageous alternative to other devices and methods known to applicant. The applicator assembly includes an elongated applicator body dimensioned to be received within a body cavity and having a length sufficient for positioning the front end of the applicator body within the cavity beyond the external walls thereof with the opposite end proximate the entrance to the cavity. The applicator body is further formed with a probe element having a tip end, the probe being formed and positioned within the applicator body for movement of the tip end between a retracted position within the applicator body and an extended position outward of the applicator body.

Removably mounted over the front end of the applicator body and formed for embracement of the tip end of the probe in an extended position and for adherence to the tip end upon movement of the probe to the retracted position, is a flexible sheath. A sensor to detect a condition within the body cavity is carried by the sheath proximate securement of the sheath to the tip end of the probe.

In one embodiment of the invention, the applicator body is dimensioned for insertion into the human vagina and has a length sufficient to position the front end of the applicator body proximate the center one-third of the vagina. In this embodiment the flexible sheath is formed with a closed end embracing the tip end of the probe and adhering thereto upon movement of the probe from the extended position to the retracted position, and the sensor used to detect the condition of the vagina is a strip of litmus paper.

Prior to the insertion of the applicator assembly into the body cavity, the applicator body is inserted into the flexible tubular sheath and the sheath is secured to the end of the retractable probe by extending the tip end of the probe out into a resiliently deformable pocket in the end of the sheath. The probe is retracted with the sheath frictionally secured thereto until the sensor is inside the applicator body, thereby protecting the sensor from contact with objects and substances that could give false readings. The assembly may be inserted into the cavity, and the probe is extended beyond the front end of the applicator body to expose the sensor to the interior of the cavity, and to contact the sensor with a cavity wall or fluids in the cavity. After contact the probe is retracted into the applicator body, which is withdrawn from the cavity, again without contacting the sensor with the passageway to the cavity. The probe is then placed in the extended position to observe the sensor and determine the condition of the cavity. After use of the applicator assembly, the sheath and sensor can be stripped from the applicator body, which has not been exposed to or contaminated by contact with the cavity or passageway to the cavity. The applicator can be washed with soap and water, and a new sheath thereafter can be mounted over the applicator body and secured to the retractable probe.

Accordingly, it is an object of the present invention to provide a body cavity self-testing device that is accurate, can be used by relatively untrained users, and is reusable.

It is another object of the present invention to provide a vaginal testing applicator which is simple and inexpensive to construct and use.

It is also an object to provide a vaginal self-testing device and method that minimizes the possibility of false sensor readings due to improper contact of the sensor with contaminants.

BRIEF DESCRIPTION OF THE DRAWINGS

FIG. 1 is a longitudinal view in cross-section of the applicator body of a cavity testing applicator assembly constructed in accordance with the present invention with the probe in a retracted position.

FIG. 2 is a longitudinal view in cross-section of the assembly of the present invention with the probe in an extended position for mounting of a sheath, shown in phantom, thereon.

FIG. 3 is a view corresponding to FIG. 2, with the probe in the retracted position.

FIG. 4 is a view corresponding to FIG. 2 with the probe in an extended position for contact with a cavity wall.

FIG. 5 is a reduced, plan view of a self-testing applicator kit constructed in accordance with the present invention.

FIG. 6 is a cross-sectional view taken substantially along the plane of line 6--6 in FIG. 2.

DETAILED DESCRIPTION OF THE INVENTION

Referring to the drawings, there is shown the applicator assembly of the present invention including applicator body 10, probe means, generally designated 15, sheath means, generally designated 25, and sensor means 30 (see FIG. 2).

Applicator body 10 is elongated and tubular in construction, having a narrowed, cone-shaped front end 11 and a flanged opposite end 12. Flanged end 12 enables gripping of body 10 between the index and middle fingers and operation of probe means 15 by engaging the end 17 of the probe with the user's thumb or a finger on the other hand. When used as a vaginal self-testing applicator, body 10 has a length and diameter slightly larger than a typical ball point pen. More particularly, body 10 has a length sufficient for positioning front end 11 within the cavity to be tested with opposite end 12 proximate and preferably outside the entrance to the passageway to the body cavity. As best may be seen in FIG. 6, body 10 preferably is formed with oval shaped cross-section to enhance manual manipulation of the applicator assembly.

In order to permit shielding of sensor means 30 within body 10, a recess or cavity 13 is formed in the front end 11 of the body which is dimensioned to receive probe means 15 with sheath means

25 and sensor 30 mounted thereon, as will be fully described below.

Elongated probe means 15 is movably positioned within body 10 and includes tip end, generally designated 16, positioned near front end 11 of the body. Tip end 16 is formed with distal end or head portion 18 at the outermost end of probe means 15 and neck portion 19 immediately behind head portion 18 and terminates in a manually engageable opposite end 17. Probe 15 is slidably mounted in bores 31, 31 and 33 in transverse walls 35, 36 and 37, respectively, in applicator body 10. This configuration enables the probe element to be moved between a retracted position within body 10, such that tip end 16 is contained within recess 13 (FIGS. 1 and 3), and an extended position, such that tip end 16 is extended outward of body 10 beyond front end 11 (FIGS. 2 and 4).

The vaginal applicator assembly of the present invention includes a probe extension and retraction mechanism. More particularly, spring means 21 may be concentrically mounted to probe 15 between transverse wall 35 of the applicator body and a collar or shoulder 24 on probe 15. Since spring 21 is most preferably a compression spring, the spring will bias probe 15 to the retracted position of FIGS. 1 and 3, and collar 24 will be urged against wall 36.

In order to enable locking of probe 15 in the extended position of FIG. 2 against the spring biasing force of spring 21, the extension and retraction mechanism further preferably includes locking means, generally designated 22. Locking means 22 advantageously includes a longitudinally extending projection or fin 23 (most preferably a fin 23 on each side of probe 15) which slidably mates with slots 38 in wall 36 (see FIGS. 2 and 6). Fins or projections 23 and slots 38 in wall 36 are positioned so that upon movement of the probe to the extended position by pressing on end 17 of the probe, projections 23 pass beyond slotted wall 36 while end 17 is still outwardly of flanged end 12 of the applicator body. Knurling 39 on end 17 of the probe can then be used to rotate the probe so that the ends 41 of projections 23 bear against wall 36 and lock the probe in the extended position of FIG. 2 against compression spring 21.

To release probe means 15 from the extended position, the user turns end 17 so that projections 23 line up with slots 38 in bore 32. Spring means 21 then urges projections 23 through slotted bore to thereby move probe means 15 to the retracted position.

As thus far described in detail, the applicator assembly includes structure which is broadly known in the prior art. Such prior art cavity testing apparatus have not, however, provided a self-testing system which is easily reusable. In order to provide a hygienically acceptable reusable applicator, the present applicator includes sheath means 25 which is formed and dimensioned for mounting over applicator body 10. Mounted to the exterior of sheath or sleeve 25 proximate an end thereof is sensor means 30, which in the case of a vaginal self-testing applicator may advantageously be a small strip of litmus or pH paper which is adhesively secured to the sheath.

In order to secure sheath 25 to the applicator, probe 15 is locked in the extended position of FIG. 2 and then the tip end 16 of the probe is jammed or forced into the closed end of the sheath. Since the sheath is preferably formed of a thin, deformable plastic, tip end 16 and particularly head portion 18 can be urged into the plastic sheath which will deform and then resiliently contract down against neck portion 19 of the probe to frictionally secure the sheath to the prove. This process of securing the sheath to the probe is enhanced if sheath 25 includes a preformed pocket 28 dimensioned to be slightly smaller than head portion 18 so that pocket 28 can be urged over head 18 and will resiliently contract slightly in the area of neck 19 to secure the sheath to the probe and applicator assembly.

As will be seen, sheath 25 preferably has a length dimension which extends over the full length of body 10 so as to shield the applicator body against contact with the body of the user. Thus, sheath 25 maintains the hygienic integrity of the applicator assembly and allows the applicator body to be reused with other sheaths without the need for special cleaning of the applicator, although washing with soap and water after use is recommended.

As can be seen in FIG. 2, the sheath is preferably formed so that where it is urged over tip end 16, there is some extra material left just in front of conical end 11 of the applicator body. Thus, a plurality of folds 42 are shown in FIG. 2 to permit further manipulation of the sheath as described below.

Upon securement of sheath 25 to probe 15, the probe is moved to the retracted position, which movement causes pocket 28 of sheath means 25 and sensor means 30 to be retracted into recess 13, as shown in FIG. 3. Folds 42 in FIG. 2 can be seen to have provided sufficient material to permit retraction of the pocket and sensor into cavity 13 without pulling the sheath off the probe. The assembly then may be inserted into the body cavity to be tested, for example, the vagina, and the probe again is moved to an extended position, as shown in FIG. 4. In a particular embodiment illustrated, it envisages that the level of acidity in the human vagina is to be tested. In this embodiment, therefore, applicator body 10 has a length sufficient to position front end 11 proximate the middle one-third of the vagina, and sensor means 30 comprises a strip of litmus paper. Upon movement of the probe means to the extended position of FIG. 4, litmus paper 30 will extend outward of front end 11 and contact an interior wall of the vagina. As will be noted by comparing FIGS. 2 and 4, end 17 of the probe is depressed in FIG. 4 until knurled portion 39 reaches end wall 37. In this position ends 41 of fins 23 have not passed beyond slotted wall 36 so that the probe is not locked in the extended position.

After contact of litmus paper 30 with a vaginal wall and/or fluids, probe means 15 is retracted by releasing the pressure one end 17 of the probe, and the applicator assembly is removed from the vagina. As will be seen, therefore, during insertion of the applicator assembly into the vagina, retraction of the sheath and litmus paper into recess or cavity 13 shields the litmus paper from contact with cervical fluids and urine which could produce false test results. Similarly, after contacting the vaginal walls, the litmus paper is retracted into cavity 13 before withdrawing the applicator so that the litmus paper is shielded again from contact with the cervix.

Once the applicator is removed from the vagina, probe 15 can be moved to either of the extended positions shown in FIGS. 2 and 4, and the acidity of the vagina determined by observing the litmus paper. Once the test is complete sheath 25 can be stripped from the applicator by pulling the sheath off of the head of the probe to permit the applicator to be reused, usually after washing with soap and water.

Sheath means 25 is preferably formed of resiliently deformable plastic or rubber-based material, such as polyethylene or latex-based material. The sheath is preferably relatively thin walled to enhance flexibility and adherence to tip end 16. As will be understood, however, the sheath can be secured to probe 15 in other manners, and flexibility need only be sufficient to enable the sheath to be pulled down inside the applicator body cavity 13.

Sensor means 30 is most preferably litmus or pH paper. As will be understood, however, other sensors can be employed. In a doctor-employed version of the applicator assembly, for example, sensor 30 can be electrical sensing apparatus, such as a pair of contacts, which can be used to read-out pH to a metering device. The contacts would be mounted to the exterior of a disposable sleeve or sheath and would be retracted inside the applicator body during the insertion process. Retraction during removal would not be as critical since a reading could be taken before removal. Moreover, for testing of conditions within a body cavity other than acidity, sensor 30 would take a form appropriate to the test being conducted.

The present invention also includes a kit (FIG. 5) comprising applicator and a plurality of sheath means 25 each having sensors 30 mounted thereto, for repeated self-testing of a body cavity. The sleeves advantageously may be removably secured to a card or other carrier 43 and they have preferably been sterilized and packaged with a covering sheet, not shown, which will resist contamination.

Because only sheath means 25 and sensor means 30 must be discarded after use, the assembly of the present invention provides an economical, body cavity testing applicator assembly which is hygienic and reliable.



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